UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.___)*

1847 Holdings LLC
(Name of Issuer)

Common Shares
(Title of Class of Securities)

28252B804
(CUSIP Number)

February 9, 2023
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 28252B804	SCHEDULE 13G	Page 2 of 10 Pages

1	NAME OF REPORTING PERSON Mast Hill Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 342,222 shares of Common Shares
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 342,222 shares of Common Shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 342,222 shares of Common Shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.39%[1]
12	TYPE OF REPORTING PERSON PN

1 Based on 4,079,137 common shares of the Issuer outstanding as of November 11, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2022.

CUSIP No. 28252B804	SCHEDULE 13G	Page 3 of 10 Pages

1	NAME OF REPORTING PERSON Mast Hill Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 342,222 shares of Common Shares
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 342,222 shares of Common Shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 342,222 shares of Common Shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.39%[2]
12	TYPE OF REPORTING PERSON PN

2 Based on 4,079,137 common shares of the Issuer outstanding as of November 11, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2022.

CUSIP No. 28252B804	SCHEDULE 13G	Page 4 of 10 Pages

1	NAME OF REPORTING PERSON Farzan Hassani
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 342,222 shares of Common Shares
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 342,222 shares of Common Shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 342,222 shares of Common Shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.39%[3]
12	TYPE OF REPORTING PERSON IN

3 Based on 4,079,137 common shares of the Issuer outstanding as of November 11, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2022.

CUSIP No. 28252B804	SCHEDULE 13G	Page 5 of 10 Pages

1	NAME OF REPORTING PERSON George Murphy
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 342,222 shares of Common Shares
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 342,222 shares of Common Shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 342,222 shares of Common Shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.39%[4]
12	TYPE OF REPORTING PERSON IN

4 Based on 4,079,137 common shares of the Issuer outstanding as of November 11, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2022.

CUSIP No. 28252B804	SCHEDULE 13G	Page 6 of 10 Pages

Item 1(a).	NAME OF ISSUER:

The name of the issuer is 1847 Holdings LLC, a Delaware corporation (the “Company”).

Item 1(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

The Company’s principal executive offices are located at 590 Madison Avenue, 21st Floor, New York, NY 10022.

Item 2(a).	NAME OF PERSON FILING:

This statement is filed by Mast Hill Fund, L.P. (“Mast Hill”), Mast Hill Management, LLC (“Mast Management”), Mr. Farzan Hassani (“Mr. Hassani”), and Mr. George Murphy (“Mr. Murphy”), who are collectively referred to herein as “Reporting Persons.”

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

The address of the business office of each of the Reporting Persons is 48 Parker Road, Wellesley, MA 02482.

Item 2(c).	CITIZENSHIP:

Mast Hill is a Delaware limited partnership. Mast Management is a Delaware limited liability company. Mr. Hassani is a United States citizen. Mr. Murphy is a United States citizen.

Item 2(d).	TITLE OF CLASS OF SECURITIES:

Common Shares (the “Common Shares”).

Item 2(e).	CUSIP NUMBER:

28252B804

CUSIP No. 28252B804	SCHEDULE 13G	Page 7 of 10 Pages

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b) OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

	(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

	(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

	(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

	(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

	(e)	☐	Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

	(f)	☐	Employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

	(g)	☐	Parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

	(h)	☐	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

	(j)	☐	Non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);

	(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution:

CUSIP No. 28252B804	SCHEDULE 13G	Page 8 of 10 Pages

Item 4.	OWNERSHIP

The information required by Items 4(a) - (c) is set forth in Rows (5) - (11) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

The percentages set forth on row (11) of the cover page for each Reporting Person are calculated based upon 4,079,137 common shares of the Company outstanding as of November 11, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2022.

Mast Management serves as the investment manager to Mast Hill, in whose name the 342,222 shares of Common Shares (the “Securities”) are held. As such, Mast Management may be deemed to be the beneficial owner of the Securities held by Mast Hill. Mr. Murphy and Mr. Hassani are members of Mast Management. Mr. Murphy and Mr. Hassani disclaim beneficial ownership of these securities, except to the extent of their respective pecuniary interest therein.

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not applicable.

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

See Item 4.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

Item 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

Item 10.	CERTIFICATION.

Each of the Reporting Persons hereby makes the following certification:

By signing below each Reporting Person certifies that, to the best of his or its knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 28252B804	SCHEDULE 13G	Page 9 of 10 Pages

SIGNATURES

After reasonable inquiry and to the best of its or his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATE: March 10, 2023

MAST HILL FUND, L.P.

By:	/s/ Farzan Hassani
Name:	Farzan Hassani
Title:	Chief Investment Officer

MAST HILL MANAGEMENT, LLC

By:	/s/ Farzan Hassani
Name:	Farzan Hassani
Title:	Authorized Signatory

/s/ George Murphy
GEORGE MURPHY

/s/ Farzan Hassani
FARZAN HASSANI

CUSIP No. 28252B804	SCHEDULE 13G	Page 10 of 10 Pages

EXHIBIT I

JOINT FILING AGREEMENT

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

DATED as of March 10, 2023

MAST HILL FUND, L.P.

By:	/s/ Farzan Hassani
Name:	Farzan Hassani
Title:	Chief Investment Officer

MAST HILL MANAGEMENT, LLC

By:	/s/ Farzan Hassani
Name:	Farzan Hassani
Title:	Authorized Signatory

/s/ George Murphy
GEORGE MURPHY

/s/ Farzan Hassani
FARZAN HASSANI